                                                                      Exhibit 99.1

ELBIT MEDICAL IMAGING ANNOUNCES THE RESULTS OF A PUBLIC OFFERING OF NOTES IN ISRAEL

Tel Aviv, Israel, August 30, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that it has successfully completed a public offering in Israel of Series A, Series B and Series C Notes of EMI pursuant to EMI’s offering prospectus dated August 24, 2006 (the "Prospectus").

In the Prospectus, EMI offered to the public (i) 458,605 units consisting of a combination of Series A and Series C Notes (“Series A and C Note Units”) in an aggregate principal amount of approximately NIS 510 million; and (ii) 10,000 units consisting of Series B Notes (“Series B Note Units”) in an aggregate principal amount of NIS 10 million. The offerings were conducted in two separate tenders. Series A and C Note Units were offered by a tender on the annual interest rate borne by Series C Notes which could have varied between 5.2% and 5.4%. Series B Note Units were offered by a tender on the purchase price per Series B Note Units, which could have varied between NIS 930 and NIS 950 per each Series B Note Units, consisting of NIS 1,000 of principal amount.

In the context of the offering of Series A and C Notes, EMI has received 658 orders for the purchase of 602,069 Series A and C Note Units out of which 235,185 Series A and C Note Units were received from the public and 366,884 Series A and C Note Units were received from institutional investors, in accordance with their early commitment (as more fully discussed in EMI’s press release dated August 20, 2006). The annual interest rate was set to 5.3% (the “Determined Interest Rate”). Accordingly, EMI will issue 458,605 Series A and C Note Units as follows:

(i)
68 orders received from institutional investors for the purchase of 194,051 Series A and C Note Units in which the proposed interest rate was below the Determined Interest Rate were accepted in full. Thus, these institutional investors will be issued 194,051 Series A and C Note Units.

(ii)
47 orders received from institutional investors for the purchase of 129,797 Series A and C Note Units in which the proposed interest rate was equal to the Determined Interest Rate were partially accepted. Thus, each such institutional investor will receive approximately 95.08% of its order.

(iii)	11 orders received from institutional investors in which the proposed interest rate was higher than the Determined Interest Rate were not accepted.

(iv)	292 orders received from the public for the purchase of 141,148 Series A and C Note Units in which the proposed interest rate was below the Determined Interest Rate were accepted in full.

(v)
240 orders received from the public for the purchase of 94,037 Series A and Series C Note Units in which the proposed interest rate was equal to and/or higher than the Determined Interest Rate were not accepted.

The immediate gross proceeds to EMI from the offering of Series A and C Note Units totaled approximately NIS 512,216 thousands.

In the context of the offering of Series B Notes, EMI has received 78 orders for the purchase of 92,107 Series B Note Units. The purchase price per each Series B Note Unit was set to NIS 950 (the “Determined Purchase Price”). Accordingly, EMI will issue 10,000 Series B Note Units at the Determined Purchase Price, as follows:

(i)
46 orders received from the public for the purchase of 79,767 Series B Note Units in which the proposed purchase price per each Series B Note Unit was equal to the Determined Purchase Price, were partially accepted. Thus, each such investor will receive approximately 12.537% of its order.

(ii)
32 orders received from the public for the purchase of 12,340 Series B Note Units in which the proposed purchase price per each Series B Note Unit was lower than the Determined Purchase Price were not accepted.

The immediate gross proceeds to EMI from the offering of Series B Note Units totaled approximately NIS 9,500 thousands.

The immediate gross proceeds to EMI from the offering of Series A, B and C Notes totaled approximately NIS 521,716 thousands (approximately $119,113 thousands).

The issue of the Series A, Series B and Series C Notes is expected to be completed on August 31, 2006.

Series A, Series B and Series C Notes, discussed above, will be listed for trade on the Tel Aviv Stock Exchange (the “TASE”). Concurrently, EMI will list for trade on the TASE an aggregate principal amount of NIS 575,817 thousands of Series A and Series B Notes which were issued to investors between February and July 2006 with respect to which EMI published on August 24, 2006 a prospectus for their listing for trade on the TASE.

EMI thanks the investing public for its responsiveness to the offerings.

The securities discussed above have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com